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                            June 25, 2020

       Richard Byworth
       Principal Executive Officer
       Diginex Ltd
       35/F Two International
       Finance Street, Central

                                                        Re: Diginex Ltd
                                                            Post-effective
Amendment No. 1 to Form S-4
                                                            Filed June 12, 2020
                                                            File No. 333-234147

       Dear Mr. Byworth:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-effective Amendment No. 1 to Form S-4, filed June 12, 2020

       General

   1. We note that you include audited financial statements for 8i Enterprises Acquisition Corp, as of July 31, 2019 and
2018, and unaudited interim financial statements as of January
                                                        31, 2020. However, it
appears that 8i Enterprises Acquisition Corp. filed on June 12,
                                                        2020, a Form 10-Q for
the period ended April 30, 2020. Please update your post-effective amendment to include
the interim financial statements and related disclosures for 8i
                                                        Enterprises Acquisition
Corp. as of April 30, 2020. See the Instruction to Item 14 of Form
                                                        F-4, Item 8.A.5. of
Form 20-F, and Item 3-12(a) of Regulation S-X.
 Richard Byworth
FirstName LastNameRichard Byworth
Diginex Ltd
Comapany NameDiginex Ltd
June 25, 2020
Page 2
June 25, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services